Exhibit 99.3
FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS
Subscription Rights to Stockholders of Mace Security International, Inc. [ ], 2011
Dear Stockholder:
     This letter is being distributed by Mace Security International, Inc. (the “Company”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., Eastern Standard Time, on [ ], 2011 (the “Record Date”), in connection with a distribution of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock (the “Rights Offering”). The Rights and the Common Stock are described in the prospectus dated [ ], 2011 (a copy of which accompanies this letter) (the “Prospectus”). The Company is offering Rights exercisable into an aggregate of [ ] shares of Common Stock, as described in the Prospectus. The Rights will expire without value, if not exercised prior to 5:00 p.m., Eastern Standard Time, on [ ], 2011, unless extended (the “Expiration Time”).
     As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned at 5:00 p.m., Eastern Standard Time, on the Record Date. Each Right will allow you to subscribe for three shares of Common Stock (the “Basic Subscription Privilege”) at the cash price of $[ ] per full share (the “Subscription Price”). For example, if you owned 100 shares of Common Stock as of 5:00 p.m., Eastern Standard Time, on the Record Date, you would receive 100 Rights and would have the right to purchase 300 shares of Common Stock for the Subscription Price.
     In the event that you purchase all of the shares of Common Stock available to you pursuant to your Basic Subscription Privilege, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase a portion of any shares of Common Stock that are not purchased by holders through the exercise of their Basic Subscription Privileges (the “Unsubscribed Shares”), subject to the availability and pro rata allocation of the Unsubscribed Shares among all persons exercising this Over-Subscription Privilege. To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Privileges, then the Unsubscribed Shares will be allocated first to each exercising shareholder an amount that will maintain the shareholder’s percentage ownership of issued common stock ( calculated based on the percentage owned prior to the Rights Offering, if known by the Company) and then prorated among those who properly exercised their Over-Subscription Privilege based on the number of shares each person subscribed for under the Basic Subscription Privilege. If this allocation results in any person receiving a greater number of Unsubscribed Shares than the person subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such person will be allocated only that number of Unsubscribed Shares for which the person oversubscribed, and the remaining Unsubscribed Shares will be allocated among all other persons exercising the Over-Subscription Privilege on the same basis described above. The allocation process will be repeated until all Unsubscribed Shares have been allocated or all Over-Subscription Privileges have been fulfilled, whichever occurs earlier.
     You will be required to submit payment in full for all the shares you wish to buy with your Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Shares prior to the Expiration Date, if you wish to maximize the number of shares you may purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to you, assuming that no stockholder other than you has purchased any shares of Common Stock pursuant to the Basic Subscription Privilege and Over-Subscription Privilege. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.
     The Company does not provide any assurances that each you will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of your Over-Subscription Privilege in full at the expiration of the Rights Offering. The Company will not be able to satisfy your exercise of the Over-Subscription Privilege if all of our stockholders exercise their Basic Subscription Privileges in full, and we will only honor an Over-Subscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Privileges.
     To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of the Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Shares available to you as soon as practicable after the Expiration Time, and your excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable. To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege, you will be allocated the number of Unsubscribed Shares for which you actually paid in connection with the Over-Subscription Privilege. See “The Rights Offering—Over-Subscription and Over-Allotment Privilege” in the Prospectus.
     The Rights will be evidenced by a non-transferable Rights certificate (the “Rights Certificate”). The Rights will be exercisable until 5:00 p.m., Eastern Standard Time, on [ ], 2011, the last trading day preceding the Expiration Time, at which time they will cease to have value.
     If you are a beneficial owner of shares of Common Stock on the Record Date you will receive your Rights through a broker, custodian bank or other nominee. We will have asked all record holders who are broker, custodian banks or other nominees to notify their respective beneficial owners of the Rights Offering.
     Enclosed are copies of the following documents:
          1. Prospectus;
          2. Rights Certificate;
          3. Instructions as to the Use of Mace Security International, Inc. Inc. Rights Certificates;
          4. A Notice of Guaranteed Delivery for Rights Certificates (only required if the Rights Certificate cannot be submitted to the Subscription Agent by the Expiration Time); and
          5. A return envelope addressed to American Stock Transfer and Trust Company, the Subscription Agent.
     To exercise the Rights, you should deliver the properly completed and signed Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights, even if the Rights Offering is extended by the Company’s board of directors. Rights not exercised prior to the Expiration Time will expire without value.
     Additional copies of the enclosed materials may be obtained from Phoenix Advisory Partners, the Information Agent for the Rights Offering. The Information Agent’s telephone number is (212) 493-3910 for banks and brokers, or (877) 478-5038 for stockholders. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.

Very truly yours,

Mace Security International, Inc.

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